UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date: June 24, 2022

BORQS TECHNOLOGIES, INC. Commission File Number 001-37593
(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

June 27-29, 2022, the solar energy storage systems subsidiary, Holu Hou Energy LLC (“HHE”) of Borqs Technologies, Inc. (the “Company”) will present at the Cantor Fitzgerald Technology ESG Conference in Palo Alto, California. A copy of the investor presentation is filed hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Investor Presentation, dated June 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: June 24, 2022	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer

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